Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this document, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

中國石油天然氣股份有限公司

PETROCHINA COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 857)

FURTHER INFORMATION ON TAX REFUND

IN RESPECT OF 2010 FINAL DIVIDEND

References are made to the announcement of PetroChina Company Limited (the “Company”) dated 18 May 2011 in respect of the resolutions passed at the annual general meeting for the year of 2010 and payment of the 2010 final dividend (the “Final Dividend”), the announcement of the Company dated 23 June 2011 in respect of the information on the payment of Final Dividend and the announcement of the Company dated 28 July in respect of further information on the payment of Final Dividend (the “Announcement”). The board of directors of the Company wishes to announce further information in relation to the tax refund in respect of the Final Dividend as follows.

As stated in the Announcement, the Company has temporarily withheld 20% of the Final Dividend when distributing the same to all individual shareholders who hold the Company’s H shares and whose names appear on the register of members of H shares of the Company (the “Individual H Shareholders”). The Company has applied to the competent tax authorities and upon their approvals, has arranged the refund of over-withheld tax amounts. The Company has appointed Bank of China (Hong Kong) Trustees Limited as the tax refund agent in Hong Kong (the “Refund Agent”) and will pay to such Refund Agent the over-withheld tax amounts to the Individual H Shareholders. The over-withheld tax amounts will be paid by the Refund Agent on or about 30 September 2011, and will be despatched on the same day to Individual H Shareholders by ordinary post and at their own risk.

The Company recommends Individual H Shareholders to consult professional taxation advisors for any doubt on the impact of the aforesaid issue. The Company will not entertain any claims arising from and assumes no liability whatsoever in respect of any delay in, or inaccurate determination of, the status of the shareholders of the Company or any disputes over the mechanism of tax refund.

By order of the Board PetroChina Company Limited Li Hualin Secretary to the Board

Beijing, the PRC

27 September 2011

As at the date of this announcement, the board of directors of the Company comprises Mr Jiang Jiemin as the Chairman; Mr Zhou Jiping (Vice Chairman) and Mr Liao Yongyuan as executive directors; Mr Li Xinhua, Mr Wang Guoliang, Mr Wang Dongjin, Mr Yu Baocai and Mr Ran Xinquan as non-executive directors; and Mr Liu Hongru, Mr Franco Bernabè, Mr Li Yongwu, Mr Cui Junhui and Mr Chen Zhiwu as independent non-executive directors.

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